FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, ONTARIO and WOODLAND HILLS, CALIFORNIA, November 15, 2011

ZENITH NATIONAL INSURANCE CORP.  EXECUTIVE CHANGES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) and Zenith National Insurance Corp. announced today that Stanley Zax has decided to retire as the President and CEO of Zenith, Fairfax's wholly-owned subsidiary, effective January 1, 2012.

Mr. Zax, who will be 75 years old in 2012 and has been the CEO of Zenith since 1977, is responsible for developing Zenith from a small market insurer into a workers’ compensation specialist insurer in the United States focused on quality service and underwriting profit. Mr. Zax will continue to act as Chairman of Zenith and will Chair the Fairfax Advisory Board.

Jack Miller, who joined Zenith in 1997 and is currently an Executive Vice President and the COO of Zenith and the President of its operating insurance subsidiary, will become the President and CEO of Zenith, effective January 1, 2012.

Prem Watsa, Chairman and CEO of Fairfax, commented, "I want to congratulate Stanley on his magnificent career. Beginning from a small base in California, Stanley has created an outstanding franchise in the workers' compensation industry in the United States. Since he became CEO in 1977, Zenith has posted an average combined ratio in the mid-90s. We look forward to continued long term success at Zenith under the new leadership of Jack Miller. Over his fourteen years at Zenith with Stanley, Jack has demonstrated the experience and skill necessary to ensure a seamless transition."

Stanley Zax, Chairman, President and CEO of Zenith, commented, “I want to thank all of the employees of Zenith who helped me create one of the preeminent specialty insurance businesses in North America. Within the Fairfax group and with Jack’s leadership, Zenith will continue to flourish in the years to come. I look forward to spending more time with my family and grandchildren and to continuing to assist Zenith and the Fairfax group in any way I can be of assistance.”

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Zenith National Insurance Corp. is an indirect wholly-owned subsidiary of Fairfax.  Its wholly-owned operating subsidiary Zenith Insurance Company is a property-casualty insurance organization with headquarters in Woodland Hills, California which provides workers’ compensation insurance nationally in the United States.

For further information contact:                        John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946